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                                                              Exhibit 99.(a)(12)

                    INTEL SUCCESSFULLY COMPLETES TENDER OFFER

                          FOR DSP COMMUNICATIONS, INC.

SANTA CLARA, Calif., Nov. 18, 1999 -- Intel Corporation today announced the successful completion of its tender offer for all outstanding shares of DSP Communications, Inc., common stock. Approximately 41,916,000 shares of DSP common stock were tendered as of midnight Eastern time on Wednesday, Nov. 17, 1999, including shares tendered pursuant to notices of guaranteed delivery. The shares tendered represent approximately 97 percent of the outstanding shares of DSP Communications.

        Intel also announced that it intends to complete its acquisition of the remaining shares of DSP Communications, Inc., common stock on or about Nov. 19, 1999, by merging its wholly owned subsidiary, CWC Acquisition Corporation, into DSP Communications, Inc.

        Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

* Third party marks and brands are property of their respective holders.


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